Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 8, 2018

Relating to Preliminary Prospectus dated January 29, 2018

Registration No. 333-219837

QUINTANA ENERGY SERVICES INC.

9,259,259 Shares

Common Stock

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus of Quintana Energy Services Inc. (the “Company”), dated January 29, 2018 (the “Preliminary Prospectus”). The information in this free writing prospectus supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus or prepared based on assumptions that are inconsistent with the information below. Capitalized terms used in this free writing prospectus but not otherwise defined have the meanings ascribed to such terms in the Preliminary Prospectus.

Public offering price (per share)	$10.00

Shares of common stock offered by us	9,259,259

Option to purchase additional shares of common stock offered by us	1,388,889 (increased from no shares)

Shares of common stock offered by the selling stockholders	No shares (reduced from 1,388,889 shares if the underwriters’ option to purchase additional shares is exercised in full)

Shares of common stock to be outstanding immediately after completion of this offering and the net exercise of all outstanding warrants and the Term Loan Conversion	33,040,009 (34,428,898 if the underwriters’ option to purchase additional shares is exercised in full)

Shares of common stock owned by the Existing Investors immediately after completion of this offering and the net exercise of all outstanding warrants and the Term Loan Conversion	27,280,750 (including 3,500,000 shares to be purchased by certain principal stockholders or their affiliates in this offering)

Use of proceeds

We expect to receive approximately $82.7 million of net proceeds ($95.8 million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of common stock offered by us after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering, along with borrowings under our New Credit Facility, for the repayment of all outstanding borrowings under our Revolving Credit Facility and to repay $11.2 million of outstanding borrowings, and a prepayment fee of 3%, or approximately $1.3 million, under our Term Loan. After giving effect to this offering, we estimate that we will have approximately $11.1 million of borrowings outstanding under our New Credit Facility and approximately $62.7 million of available borrowing capacity.

We intend to use any net proceeds we receive from the exercise of the underwriters’ option to purchase additional shares to repay borrowings under our New Credit Facility and for general corporate purposes.

Capitalization	Our cash and cash equivalents and total long-term debt as of September 30, 2017, each as adjusted for the reorganization transactions described in “Summary—Corporate Reorganization,” the completion of this offering, the application of the proceeds as described in “Use of Proceeds,” and the entry into, and effectiveness, of our New Credit Facility, would be $7.7 million and $15.0 million, respectively.

New Credit Facility	Our New Credit Facility includes customary terms and conditions to its effectiveness, including receipt of at least $90.0 million of gross proceeds from this offering, the repayment of our existing indebtedness, and our having at least $50.0 million of availability after the transactions described in “Summary—Corporate Reorganization.” As of the effective date of the New Credit Facility, the initial borrowing base is expected to be approximately $77.6 million.

Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus to reflect the changes in common stock being offered by us described above. Such conforming changes will be reflected in the final prospectus relating to the offering.

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The Company has filed a registration statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Merrill Lynch, NC1-004-03-43, 200, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, dg.prospectus_requests@baml.com or Piper Jaffray & Co., 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402, Attention: Prospectus Department, (800) 747-3924, www.prospectuspjc.com.

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